UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

500 Oracle Parkway

Redwood City, California 94065

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Report of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

San Mateo, California
May 13, 2016

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

(in thousands)

	December 31,
	2015	2014
Assets
Cash	$12,225	$5,239
Investments, at fair value	11,870,692	12,001,740
Receivables:
Notes receivable from participants	91,362	89,077
Participant contributions	13,229	12,163
Employer contributions	4,774	4,497
Other receivables	4,930	4,241

Total receivables	114,295	109,978

Total assets	11,997,212	12,116,957

Liabilities
Excess deferrals due to participants	154	76
Other liabilities	4,232	2,481

Total liabilities	4,386	2,557

Net assets reflecting investments, at fair value	11,992,826	12,114,400
Adjustment from fair value to contract value for fully benefit responsive contracts of the Galliard Stable Value Fund	(2,683)	(9,044)

Net assets available for benefits	$11,990,143	$12,105,356

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

(in thousands)

Additions
Interest, dividends and other income	$187,203
Net depreciation in fair values of investments	(384,374)

Total investment losses, net	(197,171)

Contributions:
Participants	561,534
Employer	149,360
Rollovers	91,815

Total contributions	802,709

Total additions, net	605,538

Deductions
Benefits paid to participants	720,188
Administrative expenses	563

Total deductions	720,751

Net decrease	(115,213)
Net assets available for benefits at beginning of year	12,105,356

Net assets available for benefits at end of year	$11,990,143

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $18,000 of salary deferrals for the year ended December 31, 2015 ($24,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund)

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2015, Oracle used $4,900,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2015 and 2014 were $936,000 and $855,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 60 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net depreciation in fair values of investments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participants’ accounts. Oracle, at its discretion, may choose to utilize available revenue sharing (based on a revenue sharing agreement between Oracle and Fidelity) to pay for reasonable expenses related to the administration of the Plan.

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its fair value with the related adjustment amount to its contract value in the statements of net assets available for benefits at December 31, 2015 and 2014. The statement of changes in net assets available for benefits is prepared on a contract value basis. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year. The valuation techniques used to measure the fair values of the stable value fund and common/collective trust funds with significant balances as of December 31, 2015 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Institutional Money Market Fund sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2015, 2,573,027 units were outstanding with a value of $270.57 per unit. At December 31, 2014, 2,609,383 units were outstanding with a value of $328.16 per unit.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, and overall market volatility risk. During the year ended December 31, 2015, net depreciation in fair values of investments totaled $384 million. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The 401(k) Committee is currently evaluating the impact of the pending adoption of ASU 2015-12 on the Plan’s financial statements.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The 401(k) Committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

3. Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2015			December 31, 2014
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$172,288	$—	$172,288	$162,447	$—	$162,447
Oracle Corporation and other common stock	1,502,351	—	1,502,351	1,732,274	—	1,732,274
Mutual funds	4,180,038	—	4,180,038	4,863,622	—	4,863,622
Common/collective trust funds and other	4,162	6,011,853	6,016,015	3,456	5,239,941	5,243,397

Total investments measured at fair value	$5,858,839	$6,011,853	$11,870,692	$6,761,799	$5,239,941	$12,001,740

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock and mutual funds that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2015 and 2014 that were classified as Level 2 in the table above are included in Note 4 below.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

4. Composition and Valuation of Certain Plan Investments and Other Plan Investments Disclosures

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2015 and 2014 (collectively, the Fidelity Commingled Funds) in order to provide broader investment options to participants. The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. The investment objective of the Fidelity Contrafund Commingled Pool is to provide capital appreciation over a market cycle relative to the S&P 500 Index or other suitable index through the active management of equities with a focus on companies having strong long-term growth prospects. The investment objective of the Fidelity Growth Company Commingled Pool is to provide capital appreciation over a market cycle relative to the Russell 3000 Growth Index or other suitable growth index, through the active management of equities across a broad growth segment of the equity markets. The investment objective of the Fidelity Low-Priced Stock Commingled Pool is to provide capital appreciation over a market cycle relative to the Russell 2000 Index or a suitable small cap index, through the active management of equities with a focus on primarily higher-quality small and mid-sized companies with stable growth prospects and trading at valuations of less than $35 per share at the time of purchase.

The trustee, Fidelity Management Trust Company, generally determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair value of the underlying investments held by each commingled fund less its liabilities. The fair value of the underlying investments is generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets. As the Fidelity Commingled Funds are not directly quoted in active markets, the values of the funds are classified as Level 2 in the fair value table presented in Note 3 above as of December 31, 2015 and 2014.

Vanguard Target Retirement Trusts

The Plan held investments in Vanguard Target Retirement Trusts (Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2015, in order to provide broader investment options to participants. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund Institutional Shares, Vanguard Total Bond Market II Index Fund Institutional Shares, Vanguard Total International Stock Index Fund Institutional Plus Shares, Vanguard Total International Bond Index Fund Institutional Shares and Vanguard Short-Term Inflation-Protected Securities Index Fund Institutional Shares, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.

The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

investments held for benefit of the Vanguard Trusts less any liabilities. As the Vanguard Trusts are not directly quoted in active markets, the values of the Vanguard Trusts are classified as Level 2 in the fair value table presented in Note 3 above as of December 31, 2015 and 2014.

Galliard Stable Value Fund

During the years ended December 31, 2015 and 2014, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in common/collective trust funds in the Plan’s name for the sole benefit of Plan participants, security-backed contracts and money market funds. Security-backed contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts.

The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrap contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2015 and 2014, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. The crediting interest rates for the wrap contracts were based upon a formula agreed with the issuer with the requirement that interest rates may not be less than zero percent. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis, but may be reset more or less frequently. Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract at any time.

The fair value of the Galliard Fund equals the total of the fair values of the underlying assets plus the total wrap contract rebid value, which is calculated by discounting the annual wrap fee, due to rebid, over the duration of the contract’s underlying assets. Fair values were determined by the trustees of the underlying common/collective trust funds using reported net asset value. Prices for securities held in the underlying portfolios of the Galliard Fund are primarily obtained from independent pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, valuation inputs such as the structure of the issue, cash flow assumptions and the value of underlying assets and guarantees. The fair values of the wrap contracts were determined by Galliard Capital Management, Inc. using a discounted cash flow model based upon market data and considering recent fee bids as determined by recognized dealers.

The Plan’s statements of net assets available for benefits include the fair values of the underlying assets and wrap contracts of the Galliard Fund based on the proportionate ownership of the Plan’s participants.

The average yields earned by the Plan for all investments held by the Galliard Fund were approximately 1.91% and 1.46% for the years ended December 31, 2015 and 2014, respectively. The average yields earned by the Plan for all investments held by the Galliard Fund based on the actual interest rates credited to participants were approximately 1.85% and 1.55% for the years ended December 31, 2015 and 2014, respectively.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

Other Plan Investments Disclosures

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014, were as follows:

	December 31,
(in thousands)	2015	2014
Fidelity Contrafund Commingled Pool	$1,340,947	$1,335,459
Vanguard Institutional Index Fund Institutional Plus Shares	$1,310,001	$1,306,911
Fidelity Growth Company Commingled Pool	$926,911	$843,783
Dodge & Cox Stock Fund	$720,285	$822,214
Oracle Corporation Common Stock	$691,954	$851,531
Fidelity Low-Priced Stock Commingled Pool	$577,278	$628,280

For the year ended December 31, 2015, the Plan’s investments, including investments purchased and sold, as well as held during the year, net depreciated in fair value as follows:

(in thousands)	Net Realized and Unrealized (Depreciation) Appreciation in Fair Values of Investments
Mutual funds	$(301,879)
Oracle Corporation and other common stock	(215,592)
Common/collective trust funds and other	133,097

$(384,374)

5. Income Tax Status

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Party-in-Interest Transactions

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2015, the Plan made purchases of approximately $78,694,000 and sales of approximately $67,491,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distribution, of approximately $11,108,000 during the year ended December 31, 2015.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2015

between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2015.

As noted in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7. Differences between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for benefits, at fair value, per the financial statements to the Plan’s Form 5500 (in thousands):

	December 31,
	2015	2014
Net assets available for benefits, at fair value, per the financial statements	$11,992,826	$12,114,400
Amounts allocated to withdrawing participants and other	(880)	(2,487)

Net assets available for benefits per the Form 5500	$11,991,946	$12,111,913

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500 (in thousands):

	Year Ended December 31,
	2015	2014
Net (decrease) increase in net assets available for benefits per the financial statements	$(115,213)	$904,439
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	(5,201)	5,541
Net change in amounts allocated to withdrawing participants and other	447	1,185

Net (loss) income per the Form 5500	$(119,967)	$911,165

The fair value adjustment for certain Galliard Stable Value Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014, and the respective fair values of these contracts as reported in the respective Form 5500. Certain investments within the Galliard Fund are presented at contract value in both the statements of changes in net assets available for benefits and the Form 5500, and therefore, do not result in a difference between the Plan’s financial statements and the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8. Excess Contributions

Contributions received from participants for the year ended December 31, 2015 included approximately $154,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2016 through April 2016 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2015, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2015.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	10,792,061 shares	$393,694
	Dodge & Cox Stock Fund	4,425,169 shares	720,285
*	Fidelity Balanced Fund - Class K	19,254,300 shares	408,576
*	Fidelity Worldwide Fund	8,256,707 shares	183,381
	Lazard Emerging Markets Equity Fund Class Institutional	13,837,625 shares	185,978
	PIMCO Inflation Response Multi-Asset Fund Institutional	606,105 shares	4,734
	Vanguard Extended Market Index Fund Institutional Plus Shares	1,805,653 shares	283,289
	Vanguard Institutional Index Fund Institutional Plus Shares	7,019,243 shares	1,310,001
	Vanguard Total Bond Market Index Fund Institutional Plus Shares	27,416,076 shares	291,707
	Vanguard Total International Stock Index Fund Institutional Plus Shares	889,305 shares	86,218

			3,867,863
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	546,293

	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	18,942,082 shares	691,954
*	Fidelity Institutional Money Market Fund	4,106,917 shares	4,107

	Separately-managed Account Fund Investments:

	Artisan International Separate Account—
	Depository Receipts
	Autoliv Inc	19,857 shares	2,524
	Baidu Inc	41,244 shares	7,797
	Grifols SA	50,027 shares	1,621
	Grupo Televisa SAB	120,849 shares	3,288
	Infosys Ltd	97,944 shares	1,641
	Common Stock
	Actelion, Ltd	22,836 shares	3,183
	Adecco SA	20,662 shares	1,421
	AIA Group, Ltd	1,256,478 shares	7,554
	Allegion PLC	15,810 shares	1,042
	Allergan PLC	8,159 shares	2,550
	Allianz SE	11,989 shares	2,131
	Anheuser-Busch InBev SA/N.V.	10,886 shares	1,353
	Aon PLC	24,164 shares	2,228
	ASML Holding N.V.	48,356 shares	4,338
	Babcock International Group plc	73,510 shares	1,101
	Bayer AG	71,379 shares	8,982
	Beiersdorf AG	33,442 shares	3,059
	Beijing Enterprises Water Group Ltd	482,000 shares	339
	BT Group plc	216,503 shares	1,506
	Canadian Pacific Railway Ltd	6,858 shares	875

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Carnival plc	54,030 shares	3,079
	Cognizant Technology Solutions Corporation	58,382 shares	3,504
	Croda International plc	35,419 shares	1,588
	Delphi Automotive plc	59,125 shares	5,069
	Diageo plc	8,369 shares	229
	Grifols, S.A.	29,257 shares	1,355
	IHI Corporation	330,475 shares	927
	Imperial Tobacco Group plc	46,947 shares	2,482
	InterContinental Hotels Group PLC	51,319 shares	2,011
	International Consolidated Airlines Group, S.A.	405,060 shares	3,646
	Japan Tobacco Inc	121,216 shares	4,509
	Johnson Matthey plc	102,952 shares	4,033
	Liberty Global plc (LBTYA_US)	81,054 shares	3,433
	Liberty Global plc (LBTYK_US)	131,566 shares	5,363
	Linde AG	30,875 shares	4,493
	Lloyds Banking Group plc	2,457,817 shares	2,648
	L’Oreal SA	9,321 shares	1,573
	LVMH Moet Hennessy Louis Vuitton SE	9,348 shares	1,472
	Mediaset S.p.A	305,803 shares	1,273
	Medtronic plc	133,322 shares	10,254
	Nestle S.A.	81,942 shares	6,098
	NGK Insulators, Ltd.	162,643 shares	3,727
	Novartis AG	36,954 shares	3,202
	Olympus Corporation	92,086 shares	3,677
	Ono Pharmaceutical Co., Ltd.	10,900 shares	1,967
	Orange S.A.	103,177 shares	1,736
	Pernod Ricard S.A.	16,935 shares	1,936
	Roche Holding AG	21,464 shares	5,922
	Royal Caribbean Cruises Ltd.	22,653 shares	2,293
	Swedbank AB	87,972 shares	1,950
	Syngenta AG	13,761 shares	5,389
	TE Connectivity Ltd.	21,731 shares	1,404
	Telenet Group Holding N.V.	31,120 shares	1,683
	Tencent Holdings, Ltd	294,592 shares	5,803
	Toyota Motor Corporation	72,276 shares	4,503
	UCB S.A.	21,126 shares	1,911
	Vonovia SE	65,138 shares	2,021
	WABCO Holdings Inc.	12,297 shares	1,257
	Wirecard AG	30,970 shares	1,565
	Worldpay Group plc	352,500 shares	1,597
	WPP plc	157,205 shares	3,622
	Zodiac Aerospace	165,725 shares	3,958
	Participating Certificate
	Ryanair Holdings plc	168,253 shares	2,745
	Preferred Stock
	Henkel AG & Co KGaA	16,668 shares	1,869

			193,309

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Galliard Stable Value Fund—
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	6,766,568 shares	168,809
	Wells Fargo Fixed Income Fund F	23,358,340 shares	318,749
	Wells Fargo Fixed Income Fund N	7,081,916 shares	81,422
	Wells Fargo Short-Term Investment Fund S	17,535,583 shares	17,536
	Wells Fargo Stable Value Fund W	1,340,741 shares	70,813

	MetLife Insurance Company Separate Account	707,581 shares	80,478

	Guaranteed Investment Contracts

	MetLife Insurance Company	Wrapper contracts	76

*	Fidelity Institutional Money Market Government Portfolio	21,454,592 shares	21,455

			759,338
	US Small Mid Cap Value Fund—
	Registered Investment Companies
	DFA US Targeted Value I	9,450,102 shares	186,640
	Common Stock
	Abercrombie & Fitch Co	61,994 shares	1,674
	ABM Industries Incorporated	52,868 shares	1,505
	Actuant Corporation	19,662 shares	471
	Aecom	33,584 shares	1,009
	Aegion Corporation	31,421 shares	607
	AES Corporation/VA	99,745 shares	955
	Air Lease Corporation	29,650 shares	993
	Ally Financial Inc	68,837 shares	1,283
	Amdocs Limited	29,916 shares	1,633
	American Capital Agency Corp	38,758 shares	672
	American Capital Mortgage Investment Corp	29,164 shares	407
	American Eagle Outfitters, Inc	142,333 shares	2,206
	American Residential Properties, Inc	74,505 shares	1,408
	Amsurg Corp.	16,321 shares	1,240
	Anworth Mortgage Asset Corporation	86,829 shares	378
	Apollo Investment Corporation	94,490 shares	493
	Ares Capital Corporation	38,571 shares	550
	Ares Commercial Real Estate Corporation	111,288 shares	1,273
	Arrow Electronics, Inc.	47,319 shares	2,564
	Ascena Retail Group, Inc.	112,510 shares	1,108
	Assurant, Inc.	6,988 shares	563
	Assured Guaranty Ltd	43,162 shares	1,141
	Avnet, Inc.	54,938 shares	2,354
	Axis Capital Holdings Limited	32,550 shares	1,830
	Belden Inc.	8,655 shares	413
	BMC Stock Holdings, Inc.	64,063 shares	1,073
	Booz Allen Hamilton Holding Corporation	26,059 shares	804
	The Brink’s Company	14,770 shares	426
	Bristow Group Inc.	63,957 shares	1,656

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Brocade Communications Systems, Inc.	121,823 shares	1,118
	Brooks Automation, Inc.	54,498 shares	582
	Cabot Corporation	15,333 shares	627
	CDW Corporation	44,601 shares	1,875
	Centene Corporation	10,442 shares	687
	Chatham Lodging Trust	61,335 shares	1,256
	Chemed Corporation	16,052 shares	2,405
	Cloud Peak Energy Inc.	164,627 shares	342
	ClubCorp Holdings, Inc.	42,022 shares	768
	Coherent, Inc.	15,333 shares	998
	Colony Capital, Inc.	80,150 shares	1,561
	Columbia Banking System, Inc.	15,052 shares	489
	Convergys Corporation	27,282 shares	679
	Crown Holdings, Inc.	39,135 shares	1,984
	Cubic Corporation	33,490 shares	1,582
	Curtiss-Wright Corporation	19,568 shares	1,340
	CYS Investments, Inc.	265,191 shares	1,891
	Diamondback Energy, Inc.	26,119 shares	1,747
	Dillard’s, Inc.	7,992 shares	525
	Drew Industries Incorporated	47,195 shares	2,875
	Dril-Quip, Inc.	9,474 shares	561
	Enersys	32,832 shares	1,836
	Essent Group Ltd	52,401 shares	1,147
	Express, Inc.	80,305 shares	1,388
	Federated Investors, Inc.	29,539 shares	846
	Ferroglobe PLC	34,054 shares	366
	Fifth Street Finance Corp.	101,504 shares	648
	The Finish Line, Inc.	61,524 shares	1,112
	First American Financial Corporation	11,500 shares	413
	First Cash Financial Services, Inc	30,628 shares	1,146
	First Citizens Bancshares, Inc.	3,105 shares	802
	First Republic Bank/CA	8,563 shares	566
	Flextronics International Ltd.	138,474 shares	1,552
	FNF Group	44,309 shares	1,536
	FNFV Group	14,864 shares	167
	Foot Locker, Inc.	26,814 shares	1,745
	Forum Energy Technologies, Inc.	42,804 shares	533
	FTD Cos. Inc.	29,257 shares	766
	FTI Consulting, Inc.	15,146 shares	525
	G&K Services, Inc.	11,196 shares	704
	Granite Construction Incorporated	29,822 shares	1,280
	Graphic Packaging Holding Company	266,884 shares	3,424
	Group 1 Automotive, Inc.	11,477 shares	869
	Hanger, Inc.	38,571 shares	634
	The Hanover Insurance Group, Inc.	8,843 shares	719
	Harris Corporation	12,888 shares	1,120
	Hatteras Financial Corp.	106,302 shares	1,398
	Heidrick & Struggles International, Inc	31,139 shares	848
	Helix Energy Solutions Group, Inc.	44,967 shares	237
	Hibbett Sports, Inc.	18,484 shares	559

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Hillenbrand, Inc.	30,480 shares	903
	Huntington Bancshares Incorporated/OH	137,722 shares	1,523
	Huntington Ingalls Industries	15,805 shares	2,005
	Huntsman Corporation	32,267 shares	367
	IAC/InterActiveCorp	14,111 shares	847
	Icon plc	24,177 shares	1,879
	Infinity Property and Casualty Corporation	6,867 shares	565
	Ingram Micro Inc.	61,993 shares	1,883
	Insight Enterprises, Inc.	19,473 shares	489
	Integra Lifesciences Holdings Corporation	19,097 shares	1,294
	International Speedway Corporation	12,605 shares	425
	Investors Bancorp, Inc.	76,525 shares	952
	KAR Auction Services, Inc.	46,828 shares	1,734
	Kindred Healthcare, Inc.	69,237 shares	825
	Knoll, Inc.	33,397 shares	628
	Kosmos Energy Ltd.	94,543 shares	492
	Landstar System, Inc.	8,561 shares	502
	Lear Corporation	15,762 shares	1,936
	Leucadia National Corporation	79,671 shares	1,385
	Lifepoint Health, Inc.	13,358 shares	980
	Live Nation Entertainment, Inc.	42,051 shares	1,033
	Maiden Holdings, Ltd.	201,660 shares	3,007
	Manpowergroup Inc.	14,205 shares	1,197
	Maximus, Inc.	14,299 shares	804
	The Men’s Wearhouse, Inc.	108,657 shares	1,595
	MFA Financial, Inc.	239,886 shares	1,583
	Minerals Technologies Inc.	18,602 shares	853
	MRC Global Inc.	54,091 shares	698
	Mueller Industries, Inc.	13,735 shares	372
	Multi Packaging Solutions International Limited	48,008 shares	833
	Nationstar Mortgage Holdings Inc.	75,728 shares	1,012
	Navient Corporation	116,378 shares	1,333
	Navigant Consulting, Inc.	99,718 shares	1,601
	Nelnet, Inc.	14,719 shares	494
	NU Skin Enterprises, Inc.	28,598 shares	1,084
	On Semiconductor Corporation	177,045 shares	1,735
	Owens & Minor, Inc.	15,333 shares	552
	Packaging Corporation of America	30,762 shares	1,940
	Parexel International Corporation	10,254 shares	699
	Parsley Energy, Inc.	136,538 shares	2,519
	PartnerRe Ltd.	9,314 shares	1,302
	PHH Corporation	87,111 shares	1,411
	PNM Resources, Inc.	21,167 shares	647
	QEP Resources, Inc.	44,497 shares	596
	Radian Group Inc.	108,529 shares	1,453
	Raymond James Financial, Inc.	25,494 shares	1,478
	Realogy Holdings Corp.	19,379 shares	711
	Reinsurance Group of America, Incorporated	19,755 shares	1,690

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Rent-A-Center, Inc. /TX	29,822 shares	446
	Rice Energy Inc.	47,883 shares	522
	RPX Corporation	99,716 shares	1,097
	RSP Permian, Inc.	25,522 shares	622
	Schweitzer-Mauduit International, Inc.	24,853 shares	1,044
	Select Medical Holdings Corporation	58,607 shares	698
	Sensient Technologies Corporation	9,407 shares	591
	Service Corporation International/US	26,435 shares	688
	Silver Bay Relaty Trust Corp.	32,926 shares	516
	SLM Corporation	112,089 shares	731
	Stancorp Financial Group, Inc.	6,679 shares	761
	Starz	51,289 shares	1,718
	Steel Dynamics, Inc.	56,981 shares	1,018
	Steven Madden, Ltd.	43,345 shares	1,310
	SVB Financial Group	4,607 shares	548
	Sykes Enterprises, Incorporated	30,103 shares	927
	Symetra Financial Corporation	32,764 shares	1,041
	Symmetry Surgical Inc.	3,329 shares	31
	Synnex Corporation	20,277 shares	1,824
	Tegna Inc.	33,633 shares	858
	Teletech Holdings, Inc.	71,108 shares	1,985
	Teradyne, Inc.	55,032 shares	1,138
	Terex Corporation	34,055 shares	629
	Tetra Tech, Inc.	37,818 shares	984
	Thor Industries, Inc.	26,340 shares	1,479
	The Timken Company	44,120 shares	1,261
	Torchmark Corporation	18,532 shares	1,059
	Tutor Perini Corporation	26,999 shares	452
	Two Harbors Investment Corp.	227,938 shares	1,846
	Universal Corporation/VA	17,572 shares	985
	Validus Holdings, Ltd.	60,112 shares	2,783
	Walker & Dunlop, Inc.	90,869 shares	2,618
	Wesco International, Inc.	40,554 shares	1,771
	Western Refining, Inc.	47,507 shares	1,692
	World Fuel Services Corporation	61,147 shares	2,352
	Brown Brothers Harriman Short-Term Investment Fund	3,479,113 shares	3,479

			373,457
	William Blair Small Mid Cap Growth Separate Account—
	Common Stock
	2U, Inc.	64,510 shares	1,805
	ABIOMED, Inc.	21,693 shares	1,958
	Affiliated Managers Group, Inc.	21,027 shares	3,359
	Align Technology, Inc.	45,669 shares	3,007
	ANSYS, Inc.	33,682 shares	3,116
	Ball Corporation	24,084 shares	1,752
	Booz Allen Hamilton Holding Corporation	100,003 shares	3,085
	Brunswick Corporation	31,680 shares	1,600

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Cambrex Corporation	52,290 shares	2,462
	Carrizo Oil & Gas, Inc.	33,130 shares	980
	CBOE Holdings, Inc.	53,109 shares	3,447
	CEB Inc.	38,573 shares	2,368
	Celanese Corporation	43,976 shares	2,961
	Centene Corporation	26,838 shares	1,766
	Choice Hotels International, Inc.	49,169 shares	2,479
	Colliers International Group Inc.	42,424 shares	1,890
	CoStar Group, Inc.	15,796 shares	3,265
	Cvent, Inc.	62,180 shares	2,171
	Diamondback Energy, Inc.	25,360 shares	1,697
	Drew Industries Incorporated	34,500 shares	2,101
	Encore Capital Group, Inc.	55,516 shares	1,614
	Exact Sciences Corporation	153,401 shares	1,416
	Examworks Group, Inc.	41,860 shares	1,113
	FactSet Research Systems Inc.	13,086 shares	2,127
	First Cash Financial Services, Inc.	40,641 shares	1,521
	FirstService Corporation	78,540 shares	3,175
	Gartner, Inc.	32,250 shares	2,925
	Guidewire Software, Inc.	77,240 shares	4,647
	Healthcare Services Group, Inc.	59,931 shares	2,090
	HealthSouth Corporation	84,875 shares	2,954
	Hexcel Corporation	49,630 shares	2,305
	Huron Consulting Group Inc.	29,824 shares	1,772
	Idexx Laboratories, Inc.	28,820 shares	2,102
	International Flavors & Fragrances Inc.	27,000 shares	3,230
	j2 Global, Inc.	47,032 shares	3,872
	Jarden Corporation	58,313 shares	3,331
	Jones Lang LaSalle Incorporated	15,623 shares	2,497
	Lazard Ltd- CL A	53,070 shares	2,389
	Ligand Pharmaceuticals Incorporated	33,224 shares	3,602
	Manpowergroup Inc.	26,300 shares	2,217
	Maximus, Inc.	46,247 shares	2,601
	Medivation, Inc.	41,016 shares	1,983
	Mednax, Inc.	49,910 shares	3,577
	Mettler-Toledo International Inc.	10,769 shares	3,652
	The Middleby Corporation	21,830 shares	2,355
	NeuStar, Inc.	106,918 shares	2,563
	NU Skin Enterprises, Inc.	53,287 shares	2,019
	Old Dominion Freight Line, Inc.	55,051 shares	3,252
	OM Asset Management plc	88,570 shares	1,358
	Pandora Media, Inc.	82,225 shares	1,103
	Polaris Industries Inc.	24,473 shares	2,103
	Quintiles Transnational Holdings Inc.	41,790 shares	2,869
	Sally Beauty Holdings, Inc.	76,549 shares	2,135
	SBA Communications Corporation	29,041 shares	3,051
	ServiceMaster Global Holdings, Inc.	53,709 shares	2,108
	Signature Bank	17,730 shares	2,719
	Sirona Dental Systems, Inc.	26,490 shares	2,903

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value (in thousands)
	Six Flags Entertainment Corporation	73,519 shares	4,039
	Stericycle, Inc.	14,144 shares	1,706
	The Toro Company	26,660 shares	1,948
	Willis Towers Watson Public Limited Company	1,880 shares	242
	Tractor Supply Company	25,640 shares	2,192
	TransDigm Group Incorporated	9,295 shares	2,123
	Tyler Technologies, Inc.	15,820 shares	2,758
	Ulta Salon, Cosmetics & Fragrance, Inc.	16,770 shares	3,102
	Vantiv, Inc.	64,030 shares	3,036
	Virtu Financial, Inc.	58,319 shares	1,320
	WD-40 Company	23,450 shares	2,313
	Williams-Sonoma, Inc.	24,540 shares	1,433
	WNS (Holdings) Limited—ADR	53,765 shares	1,677

			168,408
	Common/Collective Trust Funds:
	Broad Market Bond I—
	Wells Fargo Core Bond II CIT EF1	23,620,532 shares	235,024
	Loomis Sayles Core Plus Fixed Income Fund D	18,182,317 shares	234,916
*	Fidelity Contrafund Commingled Pool	115,499,313 shares	1,340,947
*	Fidelity Growth Company Commingled Pool	71,410,692 shares	926,911
*	Fidelity Low-Priced Stock Commingled Pool	53,451,630 shares	577,278
	Vanguard Target Retirement 2010 Trust Select	1,117,635 shares	32,993
	Vanguard Target Retirement 2015 Trust Select	2,773,515 shares	81,070
	Vanguard Target Retirement 2020 Trust Select	11,189,587 shares	325,058
	Vanguard Target Retirement 2025 Trust Select	10,616,093 shares	306,699
	Vanguard Target Retirement 2030 Trust Select	12,925,153 shares	370,952
	Vanguard Target Retirement 2035 Trust Select	10,081,628 shares	287,629
	Vanguard Target Retirement 2040 Trust Select	8,667,540 shares	245,465
	Vanguard Target Retirement 2045 Trust Select	4,163,510 shares	117,869
	Vanguard Target Retirement 2050 Trust Select	2,589,283 shares	73,251
	Vanguard Target Retirement 2055 Trust Select	1,261,583 shares	35,665
	Vanguard Target Retirement 2060 Trust Select	519,928 shares	14,704
	Vanguard Target Retirement Income Trust Select	2,019,738 shares	59,845

	Total investments, substantially all at fair value**		$11,871,005

*	Notes Receivable from Participants	4.25% - 11.5%, maturing through 2026	$91,362

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2015 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 13, 2016	By:	/s/ PETER W. SHOTT
Peter W. Shott
Vice President of Human Resources

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Sensiba San Filippo LLP, Independent Registered Public Accounting Firm